EXHIBIT 99.1

Acasti Pharma Announces the Election of Its Directors, Amendments to Its Stock Option and Equity Incentive Plans and Other Related Matters Approved at Its AGM

LAVAL, Quebec, Aug. 28, 2019 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. (“Acasti” or the “Corporation”) (NASDAQ: ACST – TSX-V: ACST), a biopharmaceutical innovator focused on the research, development and commercialization of its prescription drug candidate CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia (HTG), announces the voting results for the matters listed in its management circular dated July 24, 2019 held at its Annual and Special Meeting of Shareholders, in Laval, Canada on August 27, 2019 (the “AGM”).

For further information on the voting results of the resolution passed during the AGM, please refer to the Report of Voting Results available on SEDAR.

Election of Directors

At the AGM, the following individuals were elected as directors of the Corporation for the ensuing year: Roderick N. Carter, Jean-Marie (John) Canan, Jan D’Alvise and Donald Olds.

Appointment of Auditors

At the AGM, KPMG LLP were appointed as the Corporation’s auditors for the ensuing fiscal year and the directors were authorized to fix their remuneration.

Amendments to the Corporation Stock Option Plan and Equity Incentive Plan

At the AGM, disinterested shareholders approved amendments to the Corporation’s stock option plan (the “Stock Option Plan”) in order to increase the fixed number of common shares (the “Common Shares”) that may be issued upon the exercise of all options granted under the plan, from 5,494,209 (representing 15% of the number of Common Shares issued and outstanding, as of June 27, 2018) to 11,719,910 Common Shares (representing 15% of the issued and outstanding Common Shares as of April 9, 2019), which number includes 5,041,628 Common Shares reserved for outstanding options under the Stock Option Plan as at July 23, 2019.

At the AGM, disinterested shareholders also approved amendments to the Corporation’s equity incentive plan (the “Equity Incentive Plan”) in order to set the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan to an aggregate number that if, and for so long as the Common Shares are listed on the TSX-V, shall not exceed the lower of (x) 1,953,318 Common Shares (representing 2.5% of the number of Common Shares issued and outstanding as of April 9, 2019), up from 915,701 Common Shares (representing 2.5% of the number of Common Shares issued and outstanding as of June 27, 2018), and (y) 15% of the issued and outstanding Common Shares as of April 9, 2019, representing 11,719,910 Common Shares (up from 5,494,209 Common Shares representing 15% of the number of Common Shares issued and outstanding as of June 27, 2018), which number shall include Common Shares issuable pursuant to options issued under the Stock Option Plan.

The amendments to the Stock Option Plan and the Equity Incentive Plan are subject to TSX-V final approval.

Ratification of Stock Option Grants

At the AGM, disinterested shareholders passed a resolution to approve, ratify and confirm a previous grant of a total of 1,362,900 options to purchase Common Shares of the Corporation to certain directors and officers of the Corporation, as further described in the management proxy circular dated July 24, 2019.

About CaPre (omega-3 phospholipid)

Acasti’s prescription drug candidate, CaPre, is a highly purified omega-3 phospholipid concentrate derived from krill oil, and is being developed to treat severe hypertriglyceridemia, a metabolic condition that contributes to increased risk of cardiovascular disease and pancreatitis. Its omega-3s, principally EPA and DHA, are either “free” or bound to phospholipids, which allows for better absorption into the body. Acasti believes that EPA and DHA are more efficiently transported by phospholipids sourced from krill oil than the EPA and DHA contained in fish oil that are transported either by triglycerides (as in dietary supplements) or as ethyl esters in other prescription omega-3 drugs, which must then undergo additional digestion before they are ready for transport in the bloodstream. Clinically, the phospholipids may not only improve the absorption, distribution, and metabolism of omega-3s, but they may also decrease the synthesis of LDL cholesterol in the liver, impede or block cholesterol absorption, and stimulate lipid secretion from bile. In two Phase 2 studies, CaPre achieved a statistically significant reduction of triglycerides and non-HDL cholesterol levels in patients across the dyslipidemia spectrum from patients with mild to moderate hypertriglyceridemia (patients with TG blood levels between 200mg/dl and 500mg/dl) to patients with severe hypertriglyceridemia (those with TG levels above 500mg/dl). Furthermore, in the Phase 2 studies, CaPre demonstrated the potential to actually reduce LDL, or “bad cholesterol”, as well as the potential to increase HDL, or “good cholesterol”, especially at the therapeutic dose of 4 grams/day. The Phase 2 data also showed a significant reduction of HbA1c at a 4 gram dose, suggesting that due to its unique omega-3/phospholipid composition, CaPre may actually improve long-term glucose metabolism. Acasti’s TRILOGY Phase 3 program is currently underway.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. The company is developing CaPre in a Phase 3 clinical program in patients with severe hypertriglyceridemia, a market that includes 3 to 4 million patients in the U.S. The addressable market may expand significantly if omega-3s demonstrate long-term cardiovascular benefits in on-going third party outcomes studies. Acasti may need to conduct at least one additional clinical trial to support FDA approval of a supplemental New Drug Application to expand CaPre’s indications to this segment. Acasti’s strategy is to commercialize CaPre in the U.S. and the company is pursuing development and distribution partnerships to market CaPre in major countries around the world. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of U.S. federal securities laws (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “potential,” “should,” “may,” “will,” “plans,” “continue”, “targeted” or other similar expressions to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, information or statements about Acasti’s strategy, future operations, prospects and the plans of management; Acasti’s ability to conduct all required clinical and non-clinical trials for CaPre, including the timing and results of those trials; CaPre’s potential to become the “best-in-class” cardiovascular drug for treating severe Hypertriglyceridemia (HTG), Acasti’s ability to commercially launch CaPre,  and Acasti’s ability to fund its continued operations.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement, the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest annual report on Form 20-F and most recent management’s discussion and analysis (MD&A), which are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml, and on the investor section of Acasti’s website at www.acastipharma.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to assumptions and risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions, including Acasti’s latest annual report on Form 20-F and most recent MD&A.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:
Jan D’Alvise
Chief Executive Officer
Tel: 450-686-4555
Email: info@acastipharma.comwww.acastipharma.com

U.S. Contact:
Crescendo Communications, LLC
Tel: 212-671-1020
Email: ACST@crescendo-ir.com